Exhibit (e)(15)
TERRA INDUSTRIES INC.
2010 OFFICERS AND KEY EMPLOYEES ANNUAL INCENTIVE PLAN
1.	Participation — The Compensation Committee of the Board of Directors of Terra Industries Inc. (“Terra”) selects the officers and key employees who will participate in the Plan.

2.	Individual Goals — Each participant shall select individual performance goals (“Individual Goals”) for 2010. The CEO shall approve all Individual Goals (other than his own) and any changes in Individual Goals during the year. In the case of each key employee who participates in the Plan, at least 40% of such participant’s Individual Goals must be based on achievement of Terra’s projected 2010 annual operating budget as approved by the Board. Each participant shall evaluate his/her Individual Goal achievement in January 2011 as a percentage of achievement with 100% being maximum achievement of all Individual Goals. The CEO shall either accept such participant’s Individual Goal achievement or modify it to recognize the value of the Individual Goal achievement to Terra, changed conditions, etc. The CEO’s determination of each participant’s Individual Goal achievement shall serve as the basis for the CEO’s recommendation to the Compensation Committee regarding the amount of each participant’s bonus. In the case of the CEO, the Compensation Committee shall approve his goals and determine his achievement.

3.	Bonus Pool — The Compensation Committee shall approve the target bonus amount (the “Target Bonus”) for each participant under the Plan. In addition, the Compensation Committee shall approve, during the first 90 days after January 1, 2010, a pool equal to up to 200% of the aggregate amount of the Target Bonuses for all participants under the Plan (the “Pool”). In the case of an individual who becomes a participant in the Plan more than 90 days after January 1, 2010, an amount up to 200% of such participant’s Target Bonus may be added to the Pool.

4.	Funding of the Pool — Terra’s achievement of annual return on capital employed for 2010 (“2010 ROCE”), as calculated in accordance with Section 8, will determine the percentage at which the Pool is funded (the “Pool Funding Percentage”). Achievement of The Pool Funding Percentage will be determined as follows:
a.	If Terra’s 2010 ROCE is less than 8.0% — The amount of the Pool will be zero.

b.	If Terra’s 2010 ROCE is equal to 8.0% — The Pool may be funded at up to the 50% level.

c.	If Terra’s 2010 ROCE is more than 8.0% but less than 18.5% — The funding of the Pool shall be increased by an amount equal to 1% for each 0.07% by which Terra’s 2010 ROCE is greater than 8.0%.
Pursuant to the formula set forth in this Section 4, in order for the Pool Funding Percentage to be 100%, Terra’s 2010 ROCE must be at least 11.5%, and in order for the Pool Funding Percentage to be 200%, Terra’s 2010 ROCE must be at least 18.5%.

5.	Calculation of Individual Bonuses — The Compensation Committee will determine the actual bonuses paid based on the recommendation of the CEO (other than his own). The CEO’s recommendation will be based on the participant’s Individual Goal achievement, times the participant’s Target Bonus, times the Pool Funding Percentage. Except as set forth in Section 7, 10 or 11, actual bonuses may be greater or less than the amount calculated by this formula at the discretion of the Compensation Committee, however, the aggregate of all bonuses cannot be greater than the aggregate value of the Pool times the Pool Funding Percentage. In the case of the CEO, the Compensation Committee shall determine his bonus following these guidelines.

6.	Payment of Bonuses — Bonuses will be paid after the Compensation Committee has determined the calculation of Terra’s 2010 ROCE and each participant’s satisfaction of Individual Goals. Except as set forth in Section 10 or 11, to receive a bonus, a participant must be a Terra employee on the day the bonuses are paid, provided that, except as set forth in Section 7, the Compensation Committee may, in its sole discretion, award a bonus under the Plan to a participant who has terminated his or her employment with Terra prior to the date that bonuses are paid.

7.	162(m) Awards — Certain awards under the Plan are intended to qualify as “qualified performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”) (each such award, a “162(m) Award”). Each 162(m) Award shall be designated by the Compensation Committee in writing within the first 90 days of calendar year 2010 as a Performance Compensation Award pursuant to the Terra Industries Inc. 2007 Omnibus Incentive Compensation Plan (the “Omnibus Plan”). All terms of Section 6(i) of the Omnibus Plan shall be applicable to 162(m) Awards. In the case of the 162(m) awards:
(i)	During the first 90 days of calendar year 2010, the Compensation Committee shall determine the maximum amount that may be paid with respect to such 162(m) Award, which shall not exceed 200% of the Target Bonus for such participant,

(ii)	In no case may an individual who becomes a participant in the Plan more than 90 days after January 1, 2010 be eligible for a 162(m) Award,

(iii)	The participant’s maximum potential bonus shall not exceed such participant’s Target Bonus times the Pool Funding Percentage, and

(iv)	The Compensation Committee will only be permitted to award bonuses in a manner consistent with the treasury regulations promulgated under Section 162(m) of the Code.
8.	Calculation of 2010 ROCE — 2010 ROCE rate of return shall be calculated as follows:
a.	The numerator of the calculation will be equal to Terra’s income from operations for 2010 plus interest income for 2010 (in both cases, as reported in Terra’s 2010 Consolidated Statement of Operations), reduced by 35% representing normal income tax expense, plus income or loss from equity investments and results from discontinued operations.

b.	The denominator of the calculation will be the average of the amounts reported on the four Terra quarterly balance sheets for 2010 for the following items: Common shareholders and preferred shareholders equity, short and long-term debt, deferred income taxes and minority interest.

c.	The determination of the numerator and denominator used for the calculation of 2010 ROCE will not include the following items:
i.	Losses that are the direct result of a major casualty, force majeure or natural disaster;

ii.	Losses for new legislation that directly affects Terra’s existing product mix;

iii.	Losses that are the result of a terrorist attack;

iv.	Losses associated with shipping restrictions imposed by Terra’s freight vendors for Terra’s products;

v.	Impairment of long-lived assets, goodwill or other intangible assets;

vi.	Losses on the early retirement of debt;

vii.	Equity-based or other employee retention awards granted in connection with any acquisition;

viii.	Amortization of goodwill;

ix.	Expenses classified as provisions for restructuring;

x.	Losses on the disposal of assets or segments of an acquired business within three years of the acquisition date;

xi.	Losses on the disposition of a business;

xii.	The cumulative effect of changes in accounting policy adopted by Terra for 2010;

xiii.	Expenses associated with changes in tax or accounting regulations or laws; and

xiv.	Other expenses or losses that are unusual in nature or infrequent in occurrence and are disclosed as a separate item in Terra’s 2010 Consolidated Statement of Operations.
In each instance, the above-referenced adjustment to 2010 ROCE must be in accordance with U.S. generally accepted accounting principles and appear on the face of Terra’s 2010 Consolidated Statement of Operations contained in its Consolidated Financial Statements for 2010. The Compensation Committee may, in its sole discretion, include any items in its calculation of 2010 ROCE if the inclusion of such item or items has the effect of decreasing 2010 ROCE.

It is the Compensation Committee’s intention to exclude all income and gains unrelated to the operations and operating assets of the Company and include all losses and expense detailed above related to operations and operating assets of the Company.
d.	If a Change of Control (as such term is defined under the Omnibus Plan) of Terra occurs on or prior to December 31, 2010, the 2010 ROCE will be fixed as of the date of the Change of Control at a rate of return equal to the greater of (a) the actual rate of return calculated in accordance with this Section 8 using Terra’s performance during the quarters completed in 2010 prior to the Change of Control and (b) 11.5%. If a Change of Control of Terra occurs prior to April 1, 2010, the 2010 ROCE will be fixed as of the date of the Change of Control at a rate of return equal to 11.5%.

9.	Separate Discretionary Bonuses — Nothing contained in this Plan shall prevent Terra from making any payments or providing any awards or benefits outside of this Plan, and Terra expressly reserves the right to pay discretionary bonuses outside of this Plan.

10.	Calculation of Bonus Upon a Change of Control — Notwithstanding anything to the contrary in Section 5, if a Change of Control of Terra occurs on or prior to December 31, 2010, each participant’s bonus will be calculated by multiplying his/her Target Bonus by the Pool Funded Percentage (which shall be determined based on the 2010 ROCE calculated in accordance with Section 8.d.). Following a Change of Control, the Compensation Committee will not be permitted to reduce the amount of a participant’s bonus calculated in accordance with the formula in the preceding sentence. If a participant remains employed by Terra or a Successor (as defined in Section 12 below) through December 31, 2010, then such participant shall be entitled to payment of his/her full bonus for 2010, even if he/she is not employed by Terra or a Successor on the day the bonuses are paid. If a Change of Control occurs on or prior to December 31, 2010, all bonuses for 2010 must be paid no later than March 15, 2011.

11.	Payment Upon Termination of Employment Without Cause or for Good Reason — If a participant’s employment is terminated by Terra or its parent or Successor without Cause (as defined below) or by the participant for Good Reason (as defined below) on or following a Change of Control and prior to December 31, 2010, he/she shall receive a prorated bonus equal to the product of his/her bonus (calculated in accordance with Section 10) multiplied by a fraction, the numerator of which is the number of days in the calendar year 2010 that have elapsed up to and including his/her date of termination, and the denominator of which is 365. Such prorated bonus shall be paid within 30 days following the participant’s date of termination.
a.	For purposes of this Plan, “Cause” shall have the meaning set forth in any Employment Severance Agreement or any other agreement that governs the terms and conditions of the participant’s employment with Terra or a Successor, or, if no such agreement exists (or if such agreement does not define “Cause”), “Cause” shall mean any of the following: (A) the participant’s willful and continued failure to perform substantially his/her duties with Terra or a Successor (other than any such failure resulting from incapacity due to physical or mental illness), (B) the participant’s willful engaging in illegal conduct or gross misconduct which is materially and demonstrably injurious to Terra or a Successor, (C) the participant’s willful and material breach of any agreement that governs the terms and conditions of his/her employment with Terra or a Successor, (D) the participant’s willful violation of any material provision of the Code of Ethics and Standards of Business Conduct of Terra or a similar code of conduct of a Successor, or (E) the participant’s willful failure to cooperate with an investigation by any governmental authority. Terra or a Successor may terminate the participant’s employment for Cause pursuant to clause (A), (C), (D) or (E) of this Section 11.a. after giving the participant written notice of the specific conduct that constitutes Cause and if the participant fails to cure the circumstances that gave rise to Cause within 10 days following delivery of such notice. For purposes of this Plan, no act or failure to act, on the participant’s part, shall be considered “willful” unless it is done, or omitted to be done, by the participant in bad faith or without reasonable belief that his/her action or omission was in the best interests of Terra or a Successor. All determinations relating to a termination of the participant’s employment for “Cause” shall be made by Terra or a Successor in its sole discretion.
b.	For purposes of this Plan, “Good Reason” shall have the meaning set forth in any Employment Severance Agreement or any other agreement that governs the terms and conditions of the participant’s employment with Terra or a Successor, or, if no such agreement exists (or if such agreement does not define “Good Reason”), “Good Reason” shall mean any of the following events that occurs following a Change of Control: (A) the failure of Terra or a Successor to pay the participant any compensation when due (other than an inadvertent failure that is remedied within ten business days after receipt of notice thereof given by you), (B) delivery to the participant by Terra or any subsidiary or a Successor of a notice of the intent to terminate the participant’s employment for any reason, other than for Cause or Disability (as such term is defined in the Omnibus Plan), regardless of whether such termination is intended to become effective during or after the end of the 2010 calendar year, (C) a reduction of the participant’s base salary by 10% or more, (D) the change of the participant’s principal place of employment to a location more than 50 miles from his/her principal place of employment immediately prior to the change, (E) a reduction in the participant’s target bonus by 10% or more, (F) any material diminution in the participant’s titles, duties, responsibilities or status, (G) the participant’s removal from, or any failure to re-elect the participant to, any of the offices he/she holds, or (H) any material reduction in the participant’s retirement, insurance or fringe benefits. A termination of employment for Good Reason for purposes of this Plan shall be effectuated by the participant giving Terra or a Successor written notice (“Notice of Termination for Good Reason”), not later than 90 days following the occurrence of the circumstance that constitutes Good Reason, setting forth in reasonable detail the specific conduct of Terra or such Successor that constitutes Good Reason and the specific provision(s) on which he/she relied. Terra or a Successor shall be entitled, during the 30-day period following receipt of a Notice of Termination for Good Reason, to cure the circumstances that gave rise to Good Reason, provided that Terra or such Successor shall be entitled to waive its right to cure or reduce the cure period by delivery of written notice to that effect to the participant (such 30-day or shorter period, the “Cure Period”). If, during the Cure Period, such circumstance is remedied, the participant will not be permitted to terminate his/her employment for Good Reason as a result of such circumstance. If, at the end of the Cure Period, the circumstance that constitutes Good Reason has not been remedied, the participant will be entitled to terminate his/her employment for Good Reason during the 30-day period that follows the end of the Cure Period. If the participant do not terminate his/her employment during such 30-day period, he/she will not be permitted to terminate employment for Good Reason as a result of such event. If Terra or a Successor disputes the existence of Good Reason, Terra or such Successor shall have the burden of proof to establish that Good Reason does not exist or that the circumstances that gave rise to Good Reason have been cured.
12.	Binding Upon Successors — The Plan and the obligations hereunder shall be binding on any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business or assets of Terra

(a “Successor”) and such Successor shall perform the obligations under this Plan in the same manner and to the same extent that Terra would have been required to perform if no such succession had taken place. As used in this Plan, “Terra” shall mean Terra as hereinbefore defined and any Successor.
13.	Effective Date; Amendments - The Plan shall be effective as of the date of its adoption by the Board of Directors of Terra. On or after a Change of Control, except to the extent required to comply with law, the Plan cannot be amended in a manner that is adverse to any participant without the prior written consent of any such participant.